Exhibit 16.1

August 25, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for SeraCare Life Sciences, Inc. and, under the date of December 10, 2004, except as to the fifth paragraph of note 5, which is as of December 14, 2004, we reported on the financial statements of SeraCare Life Sciences, Inc. as of and for the years ended September 30, 2004 and 2003. On August 22, 2005, our appointment as principal accountants was terminated. We have read SeraCare Life Sciences, Inc.’s statements included under Item 4.01 of its Form 8-K dated August 22, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with SeraCare Life Sciences, Inc.’s statements in paragraph 4.01(b).

Very truly yours,

/s/ KPMG LLP